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        SEC FILE NUMBER

 000      33483
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         CUSIP NUMBER

 36938Q        10       3
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


(Check One):    |X| Form 10-K    |_| Form 20-F    |_| Form 11-K    |_| Form 10-Q
                |_| Form N-SAR   |_| Form N-CSR


                       For Period Ended: December 31, 2005

                       |_|    Transition Report on Form 10-K
                       |_|    Transition Report on Form 20-F
                       |_|    Transition Report on Form 11-K
                       |_|    Transition Report on Form 10-Q
                       |_|    Transition Report on Form N-SAR

                       For the Transition Period Ended:
                                                        ------------------------


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  Read attached instruction sheet before preparing form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

General Components, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

Suite 2021, 20/F, Two Pacific Place
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City, State and Zip Code
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88 Queensway, Hong Kong
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                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the
|X| fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The report of General Components, Inc. on Form 10-KSB for year ended December 31, 2005 could not be filed within the prescribed time period because the company has a small accounting staff and the financial statements were not completed in sufficient time to solicit and obtain the necessary review of the annual report on Form 10-KSB and signatures thereto in a timely fashion prior to the due date of the report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Mitchell S. Nussbaum                   212                       407-4159
  --------------------               -----------              ------------------
         (Name)                      (Area Code)              (Telephone Number)

(2)   Have all other periodic reports required under Section 13
      or 15(d) of the Securities Exchange Act of 1934 or Section
      30 of the Investment Company Act of 1940 during the
      preceding 12 months or for such shorter period that the
      registrant was required to file such report(s) been filed?
      If answer is no, identify report(s).                        |X| Yes |_| No
      --------------------------------------------------------------------------

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last
      fiscal year will be reflected by the earnings statements to
      be included in the subject report or portion thereof?       |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Please see Exhibit A attached hereto.

================================================================================

                            General Components, Inc.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date :    March 30, 2006                                By: :/s/ Bruce A. Cole
                                                             -------------------
                                                             Name: Bruce A. Cole
                                                             Title:President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    Exhibit A

      Based on currently available information the Company believes that operating losses for the fiscal year ended December 31, 2005, have increased by approximately 100% from operating losses for the fiscal year ended December 31, 2004, due to a significant increase in selling, general and administrative expenses.


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